Exhibit 99.47

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

September 3, 2020

Item 3:	News Release

News release was disseminated on September 3, 2020, through Newsfile Corp. and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On September 3, 2020, the Company announced it has received all permits required to commence drilling at its Keats “Discovery” Zone at its Queensway Project, Central Newfoundland. In addition, the Company announced it has granted stock options exercisable for a total of 215,000 common shares in the capital of the Company, to certain officers, directors, employees, and consultants of the Company.

Item 5:	Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

September 3, 2020

Schedule “A”

New Found Gold Corp.
Suite 1430, 800 West Pender Street
Vancouver, BC, V6C 2V6

New Found Receives Final Permits and Mobilizes for

Drilling at Keats “Discovery” Zone Queensway Project,

Newfoundland

Vancouver, BC, September 3, 2020, New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG) is pleased to announce it has now received all permits required to commence drilling at its Keats “Discovery” Zone at its Queensway Project, Central Newfoundland. Preparatory surface work is now under way and the first drill will be mobilized to the area shortly.

Craig Roberts, P.Eng., Chief Executive Officer of New Found, stated: “We are excited to return to the Keats Zone to follow up on the discovery made in November 2019 when New Found intersected 19.0 m of 92.9 g/t Au at approximately 75 m depth in hole NFGC-19-01. Since this program we have made significant progress towards understanding the geology, controls of mineralization, and likely genesis of this high-grade gold interval and we are excited to be moving into a program to grid drill this zone. More detail on the targeting and planned program at Keats will be provided in the coming days.”

Option Grant

New Found announces that it has granted stock options exercisable for a total of 215,000 common shares in the capital of the Company, to certain officers, directors, employees, and consultants of the Company. These stock options have an exercise price of $2.07 per option and expire on September 3, 2025. The options are governed by the terms and conditions of the Company’s Amended and Restated Stock Option Plan. Following the grant of the stock options, the Company has a total of 13,995,000 stock options outstanding, representing approximately 9.85% of the outstanding common shares of the Company. This stock option grant is subject to TSX Venture Exchange approval.

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to typically be 70%-80% of reported core lengths; all channel sample true widths are estimated to be close to the reported widths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 metres using a lower cutoff of 3.0 g/t Au. All HQ core assays reported were obtained by either whole sample rock metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland. The project is intersected by the Trans-Canada Highway and located just 18 km from Gander International Airport, has logging roads crosscutting the project, has high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$75 million the Company is well financed for aggressive exploration with an initial planned drill program of 100,000 meters. New Found has a proven capital markets and mining team with major shareholders include Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.